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03015000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44332

SEC RECEIVED PROCESSING SECTION
MAR 0 3 2003
WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gen Re Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 450
(No. and Street)

New York	New York	10111
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William G. Gasdaska 212-307-2310
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	**(City)**	**(State)**	**Zip Code**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BD 3/19

AFFIRMATION

We, William G. Gasdaska and Timothy G. Prister affirm that, to the best of our knowledge and belief, the accompanying statement of net assets in liquidation and statement of changes in net assets in liquidation of Gen Re Securities Corporation for the year ended December 31, 2002 and supplemental schedules pertaining to Gen Re Securities Corporation as of December 31, 2002 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William G. Gasdaska
William G. Gasdaska
Chairman

Timothy G. Prister
President

Subscribed and sworn to before me this
26th day of February 2003

Daniela Valenti
Notary Public

Daniela Valenti
Notary Public, State of New York
No. 01VA5046017
Qualified in Queens County
Commission Expires June 26, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gen Re Securities Corporation

We have audited the accompanying statement of net assets in liquidation of Gen Re Securities Corporation (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statement, the Company's ultimate parent, General Re Corporation, made a decision to liquidate the Company and approved a plan of liquidation on March 13, 2002. As a result, the Company has changed its basis of accounting from the going concern basis to the liquidation basis effective January 1, 2002.

In our opinion, the statement of net assets in liquidation presents fairly, in all material respects, the financial position of Gen Re Securities Corporation at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

Deloitte & Touche LLP

February 17, 2003

GEN RE SECURITIES CORPORATION
STATEMENT OF NET ASSETS IN LIQUIDATION
December 31, 2002

ASSETS	
Cash and short-term investments	$ 10,290,650
Deposit with clearing broker	510,672
Income taxes receivable	32,898
Total assets	10,834,220
LIABILITIES	
Payable to affiliates, net	228,624
Total liabilities	228,624
NET ASSETS IN LIQUIDATION	$ 10,605,596

See Notes to Statement of Net Assets in Liquidation

GEN RE SECURITIES CORPORATION
NOTES TO STATEMENT OF NET ASSETS IN LIQUIDATION
December 31, 2002

Note 1 – The Company

Gen Re Securities Corporation (the "Company") is registered as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company, incorporated in Delaware on October 22, 1991, is a wholly owned subsidiary of Gen Re Securities Holding LLC ("GRSHL"). GRSHL is a wholly owned subsidiary of GRD Holdings Corporation ("GRD"). GRD is a wholly owned subsidiary of General Re Corporation ("GRN").

GRN adopted a formal plan of liquidation for the Company effective March 13, 2002 and as a result the Company's statement of net assets as of December 31, 2002 has been prepared on a liquidation basis. Accordingly, assets have been valued at estimated net realizable value and liabilities include estimated costs associated with carrying out the plan of liquidation.

The Company's primary business purpose is to engage in transactions involving corporate debt securities, U.S. government securities, equity securities, and private placements of securities in its capacity as a broker-dealer, either as agent or principal.

Investec Ernst & Co., the Company's clearing broker, was acquired by Fiserv Securities, Inc. ("FSI"). The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, FSI. The Company clears transactions on a fully disclosed basis through FSI, a U.S. registered broker-dealer. FSI takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

Note 2 – Significant Accounting Policies

The statement of net assets in liquidation is prepared on a liquidation basis of accounting, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The assets and liabilities of the Company are stated at net realizable value and therefore no adjustment was necessary to convert from a going concern basis to the liquidation basis as of December 31, 2002. Management believes the estimates utilized in preparing the Company's statement of net assets in liquidation are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and short-term investments include cash in banks and highly liquid short-term securities having an average original maturity of three months or less.

Securities transactions of the Company are recorded on a trade date basis and investment income is accrued as earned.

New Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The Company believes that FIN 45 will not have a material impact on the statement of net assets in liquidation.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created after January 31, 2003. The provisions of FIN 46 should be applied to entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company will adopt FIN 46 as required in 2003 and believes that FIN 46 will not have a material impact on the statement of net assets in liquidation.

Note 3 - Related Party Transactions

The Company has a service arrangement with an affiliate, Gen Re Financial Products Corporation ("GRFP"), under which the Company receives an allocation of employee salaries and overhead expenses. The balance due to GRFP as of December 31, 2002 was $228,624.

Note 4 - Income Taxes

The Company files a consolidated federal income tax return with GRN and all domestic affiliated companies. In accordance with a tax-sharing agreement with GRN and its other subsidiaries, federal income taxes are computed on a separate-company basis and are settled with GRN through the intercompany account. In accordance with this agreement, the Company has a receivable from GRN of $32,618. The Company files a separate New York State and City tax return for which is has recorded a receivable of $280.

Note 5 – Financial Instruments

The Company's financial instruments primarily consist of assets and liabilities with maturities or repricing characteristics of three months or less, and are generally considered to be short-term. Therefore, the carrying value of these financial instruments approximates their net realizable value.

A significant portion of cash and short-term investments, $10,146,056 is invested in a money market account at a U.S. financial institution.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Net Capital rules of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than two percent of aggregate debit items arising from customer transactions or $250,000 whichever is greater. At December 31, 2002, the Company's Net Capital, as defined under such rules, was $10,369,777 which exceeded the minimum requirement by $10,119,777.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 in that the Company does not hold funds or securities for, or owe money or securities to, customers.

****

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 17, 2003

Gen Re Securities Corporation
630 Fifth Avenue
New York, NY 10111

In planning and performing our audit of the statement of net assets in liquidation and the statement of changes in net assets in liquidation of Gen Re Securities Corporation (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 17, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of net assets in liquidation and the statement of changes in net assets in liquidation being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP